FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒     Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐     No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       ]

NATIONAL BANK OF GREECE S.A.

NBG announces the expiration of the agreement for the sale of 75% of its subsidiary Ethniki General Insurance S.A. to EXIN Financial Services Holding B.V.

Athens, 29/03/2018

On 29 June 2017, National Bank of Greece S.A. (“NBG) announced the divestiture of a 75% stake in Ethniki General Insurance S.A. (“Ethniki”) to EXIN Financial Services Holding B.V. subject, amongst others, to certain conditions and approval from the relevant Competition Authorities and the Bank of Greece.

On 28 March 2018, which was the last date (“Longstop Date”) for EXIN to fulfil certain condition precedents specified in the Share and Purchase Agreement (“SPA”) entered into between NBG and EXIN, NBG took note that such condition precedents were not fulfilled and henceforth decided to terminate the SPA and will examine alternative options.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)
Date: March 29th, 2018
Chief Financial Officer

/s/ George Angelides
(Registrant)
Date: March 29th, 2018
Director, Financial Division